

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Via E-mail
John Simard
Chief Executive Officer
XBiotech Inc.
8201 E. Riverside Drive
Building 4, Suite 100
Austin, TX 78744

    Re: **XBiotech Inc.**
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 10, 2015
           File No. 333-201813

Dear Mr. Simard:

We have reviewed amendment no. 1 to your registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1 and the letter you supplementally provided on March 19, 2015. Please file the form of any subscription agreement that you intend to use in connection with this offering as an exhibit to the registration statement.

Business
Current Clinical Investigation Activity
US Registration Study Oncology, page 55

2. We note that you halted your Phase III oncology study using Xilonix, eliminated certain criteria for inclusion in the study and amended the nature of the control arm. Please include the following in your disclosure:

- briefly describe the new control arm;
- state whether there was a change in the indication being studied, and if so, describe the original and the revised indication;
- describe the facts and circumstances prompting the halting of the study and the changes that were made to the study;
- discuss the FDA's role in this process and the dates and substance of all communications between the registrant and the FDA; and
- state whether or not you obtained a special protocol assessment.

Please also supplementally provide us with your communications with the FDA in connection with this study. Please note that you may request that these materials be returned to you after completion of our examination in accordance with Rule 418.

Other Commercial Agreements, page 64

3. We note your response to our prior comment 7. Please revise your disclosure regarding your agreements with Lonza Sales AG and South Texas Blood & Tissue Center to disclose the potential range of royalty payments (for example, "low-single-digits", "high-single-digits" or a range not to exceed ten percent).

You may contact Rolf Sundwall at (202) 551-3105 or Sharon Blume at (202) 551-3474 if you have any questions regarding comments on the financial statements or related matters. Please contact Alla Berenshteyn (202) 551-4325 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Laura M. Holm, Esq.
        Quarles & Brady LLP